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                          February 1, 2023

       Aditya Mohanty
       Chief Executive Officer
       BIORA THERAPEUTICS, INC.
       4330 La Jolla Village Drive, Suite 300
       San Diego, CA 92122

                                                        Re: BIORA THERAPEUTICS,
INC.
                                                            Registration
Statement on Form S-3
                                                            Filed January 27,
2023
                                                            File No. 333-269446

       Dear Aditya Mohanty:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ryan Murr, Esq.